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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ____)*



                         PACIFICHEALTH LABORATORIES, INC
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                                (Name of Issuer)



                            COMMON STOCK, $.0025 PAR VALUE
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                         (Title of Class of Securities)



                                   695113 10 0
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                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

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                                Page 1 of 4 Pages


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-----------------------------                    ------------------------------
     CUSIP No. 695113  10  0         13G                Page 2 of 4 Pages
-----------------------------                    ------------------------------
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 1.    NAMES OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Robert Portman, SS# ###-##-####
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 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                 (a)   |_|
                                                                 (b)   |_|
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 3.    SEC USE ONLY
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 4.    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                 USA
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                          5.   SOLE VOTING POWER
         NUMBER OF             1,032,267 shares of Common Stock
          SHARES       --------------------------------------------------------
       BENEFICIALLY       6.   SHARED VOTING POWER
         OWNED BY              None
           EACH        --------------------------------------------------------
         REPORTING        7.   SOLE DISPOSITIVE POWER
        PERSON WITH            1,032,267 shares of Common Stock
                       --------------------------------------------------------
                          8.   SHARED DISPOSITIVE POWER
                               None
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  9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                         1,032,267 shares of Common Stock, which includes presently-exercisable options to acquire 312,500 shares of Common Stock
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  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                   |X|

               Excludes 200,000 shares of Common Stock owned by reporting person's wife, individually and as Trustee for his and her minor children, as to which Dr. Portman disclaims beneficial ownership.



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  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                      21.2%
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  12.    TYPE OF REPORTING PERSON
                      IN
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CUSIP NO. 695113 10 0                                          PAGE 3 OF 4 PAGES
                                                                   ---  ---


ITEM 1 (a) NAME OF ISSUER: PacificHealth Laboratories, Inc.

ITEM 1 (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                    1460 Route 9 North, Woodbridge, NJ 07095

ITEM 2 (a) NAME OF PERSON FILING: Robert Portman

ITEM 2 (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                      188 Igoe Road, Morganville, NJ 07751

ITEM 2 (c) CITIZENSHIP:                U.S.A.

ITEM 2 (d) TITLE OF CLASS OF SECURITIES: Common Stock, $.0025 par value

ITEM 2 (e) CUSIP NUMBER:          695113 10 0

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR
       13D-2(B):                                                Not applicable

ITEM 4 OWNERSHIP

         (a) AMOUNT BENEFICIALLY OWNED: 1,032,267 Shares of Common Stock, which includes presently-exercisable options to acquire 312,500 shares of Common Stock. Excludes 200,000 shares of Common Stock owned by reporting person's wife, individually and as Trustee for his and her minor children, as to which Dr. Portman disclaims beneficial ownership.

         (b) PERCENT OF CLASS: 21.2 %

         (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

             (i)   SOLE POWER TO VOTE OR DIRECT THE VOTE

                                1,032,267 Shares

             (ii)  SHARED POWER TO VOTE OR DIRECT THE VOTE

                                    0 Shares

             (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

                                1,032,267 Shares

             (iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

                                    0 Shares


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CUSIP NO. 695113 10 0                                         PAGE 4 OF 4 PAGES
                                                                  ---  ---


ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                                 Not applicable

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                                 Not applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                                 Not applicable

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP

                                 Not applicable

ITEM 9   NOTICE OF DISSOLUTION OF GROUP

                                    Not applicable



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            February 6, 1998
                                ----------------------------------------
                                                 (Date)

                                           /s/ Robert Portman
                                ----------------------------------------
                                               (Signature)

                                             Robert Portman
                                ----------------------------------------
                                              (Name/Title)
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